July 25, 2006


Via Facsimile (404) 572-5133 and U.S. Mail

William G. Roche
King & Spalding
1180 Peachtree Street, NE
Atlanta, Georgia 30309

Re:	Onyx Software Corporation
Schedule TO-T/A filed July 24, 2006 by CDC Corp. and
CDC Software Acquisition Corp.
		File No. 005-57781

Dear Mr. Roche:

We have reviewed the amended filing listed above and have the following comments. All defined terms here have the same meaning as in your amended filing.

1. We understand from public filings made by Onyx that there have been recent contacts between Onyx and CDC representatives. Please update your tender offer materials as necessary to describe any developments as they occur.

2. Refer to your response to comment 7 in your letter dated July
24,
2006 accompanying CDC`s amended Schedule TO-T. Please amend the offer materials to include the substance of your response to that comment in your disclosure document.

3. Refer to your responses to comments 8 and 9 in your letter dated
July 24, 2006 and the revised disclosure in the amended Schedule
TO-
T. We continue to have questions about the Source of Funds disclosure in your offering materials. Please amend the disclosure to clarify the following points:

(i)	Provide more details about China.com`s role in authorizing
the
use of its marketable securities for collateral under the Bear
Sterns
Credit Facility. Your disclosure in the amended Schedule TO-T implies that although China.com representatives were "consulted," no authorization or permission from China.com was sought or required in order to pledge these securities. However, as noted in our first comment letter, this would appear to be inconsistent with the risk factor disclosure in CDC`s Form 20-F. Please clarify;

(ii)	Clarify the terms of any agreement with China.com concerning the
use of its securities as collateral for $40 million of borrowings under the Credit Facility. What is the benefit to China.com in providing this security? Does a written or other agreement exist between China.com and CDC with respect to the pledged securities? Will China/com be compensated in any way for pledging its securities?

(iii)	See (ii) above. If a written agreement between China.com
and CDC (or its affiliates) exists, file it as an exhibit to the Schedule TO-T. See Item 1016 of Regulation M-A;

(iv)	With respect to the status of China.com as a bidder in this
Offer, we need additional information (requested in (i) above) about
China.com`s role in authorizing the pledge of its debt securities. In addition, we need more information about the terms of any agreement between China.com and CDC regarding that pledge (see (ii) above). We continue to believe China.com may need to be included as a bidder in this Offer, but will defer judgment until we receive your response to these comments.

4. See comment 10 in our prior letter and your response. Your response is based on the general idea that the information and statements in the article attributed to Mr. Yip are inaccurate. Tell us whether Mr. Yip or CDC ever sought to have the article corrected.
In addition, tell us whether a draft of the article was provided to a
CDC representative or Mr. Yip before publication, or whether he or the company otherwise had an opportunity to comment on the article before it appeared on-line.
5. We note your response to comment 11 of our letter dated July
18,
2006 as well as the responses you set forth in your letter dated
July
14, 2006 providing us your analysis as to why the press releases issued by you on June 22, 23 and 27, 2006 do not constitute soliciting materials. Based on the information you have provided, we are unable to concur with your analysis. It appears that the press releases were "reasonably calculated" to result in the granting, revocation or withholding of a proxy and constitute a "solicitation" pursuant to Rule 14a-1(l)(iii) under the Exchange Act. In particular, the press releases assert that your offers for Onyx Software are superior to the M2M merger transaction and note deficiencies in the M2M transaction, such as claimed insufficient premium and a "large" break-up fee. Statements of this nature potentially have the effect of causing the grant, revocation or withholding of proxies for the M2M transaction. We further note your subsequent tender offer for Onyx Software concurrent with their proxy solicitation for the M2M transaction. Please advise us how or whether you intend to comply with the requirements of Section 14A with respect to your solicitations.




Closing Comments

Please amend your filing promptly and provide the requested responses to comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Be aware that, depending on the responses you provide and the resolution of issues raised in comments above, you may be required to extend the tender offer and/or disseminate revised offer materials.
In particular, when a new bidder is added on a tender offer schedule, an extension and dissemination of new information may be required, depending on the disclosure in the initial tender offer materials. Please do not hesitate to contact me with questions at (202) 551-3263.


Very truly yours,



Christina Chalk
Special Counsel
Office of Mergers & Acquisitions




cc:	Stephen M. Wiseman, Esq. (via facsimile at (212) 556-2222)



William G. Roche, Esq.
July 25, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE